# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Fiverr International Ltd., CIK 0001762301
CUSIP: M4R82T106
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: 8 Eliezer Kaplan St, Tel Aviv, Israel (L3), 6473409
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-20-021678
Filed by CIK 0001803500

## Reporting persons
- Kaufman Micha: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); sole voting power 2,974,438; shared voting power 0; sole dispositive power 2,974,438; shared dispositive power 0; aggregate amount beneficially owned 2,974,438 (8% of the class)

## Item 1. Issuer
Name of issuer: Fiverr International Ltd.
Address of issuer's principal executive offices: 8 Eliezer Kaplan St, Tel Aviv, Israel, 6473409

## Item 2. Person Filing
Name of person filing: Micha Kaufman
Address of principal business office or, if none, residence: C/O Fiverr International Ltd. 8 Eliezer Kaplan St, Tel Aviv 6473409, Israel
Citizenship: Israel

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information contained on the cover page to this Schedule 13G is incorporated by reference into this Item 4.

The ownership information herein represents beneficial ownership of Ordinary Shares of the Issuer as of December 31, 2024, based upon 35,844,114 Ordinary Shares outstanding as of December 31, 2024, as provided by the Issuer.

The Reporting Person has the sole power to vote and dispose of 2,974,438 Ordinary Shares, including 1,129,779 shares that the Reporting Person has the right to acquire within 60 days of December 31, 2024, pursuant to the exercise of share options, and 7,550 shares that will vest pursuant to restricted share units within 60 days of December 31, 2024.
Percent of class: 8.0
Sole power to vote or to direct the vote: 2,974,438
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 2,974,438
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Kaufman Micha: /s/ Kaufman Micha, Kaufman Micha, Chief Executive Officer (02/14/2025)